Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF THE FISCAL COUNCIL MEETING

(“Meeting”)

1.                 Date, Time and Place: The Audit Committee of Suzano S.A. (“Company”) met on April 17, 2020, at 10:00 a.m., by videoconference in accordance with article 10th of its Internal Rules.

2.                 Attendance: The following Fiscal Council members of the Company attended the meeting by videoconference: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. The meeting was also attended by Mr. Arvelino Cassaro, from the Controlling Department of the Company, and Mr. Carlos Eduardo Pivoto Esteves, who acted as secretary.

3.                 Agenda: Considering the exceptional postponement of the Annual and Extraordinary General Meetings (“AEGM”) of the Company (firstly convened to be held on April 24, 2020) due to the current public health scenario resulting from the COVID-19 pandemic, as already informed by the Company to its shareholders and the market in general pursuant to the Material Fact as of April 15, 2020, the members of the Fiscal Council joined the Meeting to decide upon the following agenda: (3.1.) to appreciate the amendment to the instrument of Protocol and Justification (“Protocol and Justification”), which was approved by this Fiscal Council in its meeting of March 20, 2020 and which sets forth all terms and conditions for the merger of Suzano Participações do Brasil Ltda. (CNPJ/ME nº 23.601.424/0001-07) by the Company (“Merger”); and (3.2.) to ratify all other resolutions taken by this Fiscal Council in its meeting of March 20, 2020 that are not expressly modified by the resolution of the item 3.1. above, if approved.

4.                 Minutes in summary form: The members of the Fiscal Council unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them.

5.                  Resolutions: After discussing the matters on the agenda, the members of the Fiscal Council unanimously and without reservations:

5.1               Opined favorably to the amendment of the Protocol and Justification in order to set forth that, in case the Merger is approved in accordance with such document, its effects will only come into force as from May 31, 2020 (or as from the last day of the corresponding month in which the necessary corporate approvals take place, provided that such approvals take place within June 2020) and not as from April 30, 2020 as set forth in the current version of the Protocol and Justification. Following, considering that such amendment represents a mere timing amendment of when the effects of the Merger will come into force, not jeopardizing, then, the material terms and conditions of the Merger provided for in the Protocol and Justification, the members of the Fiscal Council opined favorably for the approval of the Protocol and Justification, as amended, by the shareholders of the Company at the AEGM; and

(continuation of the minutes of the Meeting of the Fiscal Council of Suzano S.A., held on April 17, 2020 at 10:00 a.m.)

5.2               Ratified all other resolutions taken by this Fiscal Council in its meeting of March 20, 2020 which were not expressly modified by the resolutions now approved, including, without limitation, the report issued by the Fiscal Council at such meeting, considering, however, the amendment of the Protocol and Justification aforementioned.

6.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attending members of the Fiscal Council.

São Paulo, SP, April 17, 2020.

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes